Mail-Stop 4561
							March 19, 2007

Via facsimile and U.S. Mail
Mr. James W. Lokey
President and Chief Executive Officer
Mid-State Bancshares
P.O. Box 6002
Arroyo Grande, California 93421-6002

Re:    Mid-State Bancshares
                     Revised Preliminary Proxy Statement
	         File No. 000-23925
                     Filed March 14, 2007

Dear Mr. Lokey:

      We have limited our review of your filing to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
The Merger
Background of the Merger, page 10
1. Revise the last paragraph on page 11 to provide a basis for Sandler O`Neill`s advice that, "no other company could acquire Mid-
State on more favorable terms". In this regard, supplementally advise the staff as to any work performed by Sandler O`Neill on behalf of the acquirer or any of its affiliates during the last three years.




Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.










	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419.


						Sincerely,


						Chris Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (805) 545-8599
	Ken Moore, Esq.
	Reitner Stuart & Moore
	1319 Marsh Street
	San Luis Obispo, California 93401
Mr. James W. Lokey
Mid-States Bancshares
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